Exhibit 100.3

NICE Actimize 2016 ENGAGE Client Forum to Feature Cybersecurity
Expert Theresa Payton and Former New York State Regulator Benjamin M. Lawsky

Four prominent industry analysts will present advisories on business challenges facing financial institutions

NEW YORK – September 28, 2016 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, will feature keynote speakers Theresa Payton, former White House CIO and cybersecurity expert, and Benjamin M. Lawsky, former New York State Superintendent of Financial Services at its 12th annual 2016 ENGAGE Client Forum. The event will take place in Brooklyn, New York, on October 25-26.

The invitation-only gathering of executive leadership from the world’s most prominent financial services organizations, the NICE Actimize ENGAGE Client Forum fosters idea-sharing among clients and industry leaders around financial crime and compliance topics such as money laundering, fraud, cyber security, trade surveillance, corruption, and risk management. With more than 400 senior executives from global financial services organizations, ENGAGE offers attendees more than 30 different business sessions and moderated panels.

In addition to Payton and Lawsky, four prominent industry analysts will present advisories on the business challenges that attendees are facing. Among the scheduled speakers are: Bill Fearnley, Research Director, IDC Financial Insights, who will discuss anti-money laundering issues and forecasts; and Jason Malo, Senior Executive Advisor, Digital Banking, Security & Fraud, CEB TowerGroup, who will explore enterprise fraud  and cybercrime management trends. Danielle Tierney, AiteGroup Senior Analyst, will provide observations on trade reconstruction, surveillance and the culture of compliance. Joan McGowan, Senior Analyst, Celent, will provide insights on lowering the cost of compliance.

“Safeguarding your organization against financial crime and compliance violations is critical,” said Joe Friscia, president, NICE Actimize. “As a wave of new technologies such as behaviorial analytics, machine learning, artificial intelligence, blockchain, and other advancements transform financial services, our ENGAGE Client Forum gives senior industry leaders the opportunity to discuss new ways of incorporating these breakthroughs into their strategic planning.”

Theresa Payton, the first woman to serve as White House Chief Information Officer, oversaw IT operations for President George W. Bush and his staff from 2006 to 2008. She has also held executive technology positions at Bank of America and Wells Fargo. Collaborating with IT expert and attorney, Ted Claypoole, she authored several books including Privacy in the Age of Big Data and Protecting Your Internet Identity. She is currently the president and CEO of security, risk and fraud consulting company, Fortalice Solutions, LLC.

Benjamin M. Lawsky, former New York State Superintendent of Financial Services, regulated all New York State-chartered banks from 2011-2015. In this role, he supervised more than 3,800 entities with assets of more than $7 trillion, ran an agency with more than 1,400 employees and managed an operating budget of approximately $250 million. He also served as co-chair of Governor Andrew Cuomo’s Cyber Security Advisory Board and as his Chief of Staff. He currently serves as Chief Executive Officer of The Lawsky Group, a consulting firm based in New York.

Additional NICE Actimize ENGAGE Client Forum resources:
•	Client registration and questions — contact engage@niceactimize.com.
•	On Twitter — Follow @NICE_Actimize and the event hashtag #ActimizeEngage.
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.
•	On our Blog — Look for Client Forum participant thought leadership at www.niceactimize.com/blog.

Event participation is limited to NICE Actimize clients and invited guests, and advance registration is required.

Media may contact cindy.morgan-olson@niceactimize.com for further information regarding event or off-site press interviews.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.